

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

July 24, 2008

via U.S. mail and facsimile

Harold C. Simmons, Chief Executive Officer
NL Industries, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas   75240-2697

>   **RE: NL Industries, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2008
>   Filed March 12, 2008
>   File No. 001-00640**

Dear Mr. Simmons:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Terence O'Brien
>   Accounting Branch Chief